No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2026

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

2-3, Toranomon 2-chome, Minato-ku, Tokyo 105-8404, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Contents

Exhibit 1:

Nissan and Honda Conclude Joint Development Agreement to Standardize ECUs and Software for Next-Generation SDVs

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Koji Ito
Koji Ito
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: August 31, 2026

[Translation]

August 31, 2026

To Whom It May Concern:

Company Name:	Honda Motor Co., Ltd.
Representative:	Toshihiro Mibe
Director, President and Representative Executive Officer
(Securities Code: 7267 Prime Market, TSE)
Contact Person:	Sumihiro Takahashi
Head of Accounting and Finance Unit
(TEL: +81-3-3423-1111)

Nissan and Honda Conclude Joint Development Agreement to

Standardize ECUs and Software for Next-Generation SDVs

Honda Motors Co., Ltd. (“Honda”) today announced that Nissan Motor Co., Ltd. and Honda have entered into a joint development agreement to standardize multiple electronic control units (ECUs) that form the core of next-generation software-defined vehicles (SDVs), along with the in-vehicle operating system and key parts of the middleware, and vehicle control software that run on these ECUs.

For details, please see the attached press release.

This transaction is not anticipated to have a material impact on Honda’s consolidated financial results for the fiscal year ending March 31, 2027.

- End -

August 31, 2026

Nissan Motor Co., Ltd.

Honda Motor Co., Ltd.

Nissan and Honda Conclude Joint Development Agreement to Standardize ECUs and Software for Next-Generation SDVs

Nissan Motor Co., Ltd. and Honda Motor Co., Ltd. have entered into a joint development agreement to standardize multiple electronic control units (ECUs)* that form the core of next-generation software-defined vehicles (SDVs), along with the in-vehicle operating system and key parts of the middleware, and vehicle control software that run on these ECUs.

The E/E architecture incorporating the jointly developed ECUs and software is planned for application in both companies’ next-generation SDVs from fiscal year 2029 onward.

As part of their strategic partnership, Nissan and Honda continue to explore opportunities for collaboration across a range of areas to accelerate progress toward carbon neutrality and help realize a future with zero traffic fatalities involving their vehicles. In particular, the software domain centered on SDVs, which is key to vehicle intelligence and electrification, has been identified as an important area of collaboration, given the rapid pace of technological innovation and the need to strengthen competitiveness through improved R&D speed and investment efficiency.

Recognizing the need to strengthen competitiveness through faster development cycles and more efficient investment, the two companies have conducted extensive studies on potential collaboration in the software domain. As a result of these discussions, Nissan and Honda have agreed to jointly develop and standardize the core ECUs and software that underpin next-generation SDVs.

Under the agreement, the companies will work together to establish common specifications for multiple core ECUs within the E/E architecture of next-generation SDVs, as well the in-vehicle operating system and key parts of the middleware, and vehicle control software.

By standardizing these foundational technologies, Nissan and Honda aim to leverage their combined engineering expertise and development resources to improve efficiency, accelerate innovation, and enhance competitiveness through reduced development costs and greater economies of scale.

Going forward, Nissan and Honda will continue to build on their respective strengths, explore opportunities to create new value, and deepen collaboration to bring tangible benefits to customers and society.

*	High-performance main ECUs (High Performance Computers) that use SoCs, and zone ECUs that oversee each area of the vehicle.